

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Mr. Yau Wai Hung
Chief Executive Officer
Great China Mania Holdings, Inc.
203 Hankow Center
5-15 Hankow Road
Tsimshatsui, Kowloon, Hong Kong

Re: Great China Mania Holdings, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
File No. 000-54446

Dear Mr. Yau:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 3 – Disposal of GEBD BVI, page F-8

1. We note that in return for 31,498,000 shares of the company's stock, you sold net assets of GEBD BVI totaling approximately $25 million on December 30, 2010. We further note that the company's stock was trading at approximately $0.09 per share on the date of the sale so that aggregate consideration received for GEBD BVI was approximately $2.8

million. In this regard, please tell us and explain in the notes to your financial statements
in future filings how you accounted for the difference between the fair value of the
consideration received and the net assets sold of approximately $22.2 million in your
financial statements. Given that the consideration received was less than the net assets
sold, we would expect to see a loss on disposal recorded during 2010. Please advise or
revise as appropriate.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2011

Financial Statements, page 1
Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
Note 3 – Disposal of Water Scientific, page 7

2. We refer to the gain recognized on the disposal of Water Scientific at March 31, 2011.
Given that any gain or loss would be calculated as the difference between the
consideration received and the carrying value of the net assets disposed, we are unclear as
to what consideration the company received for the sale or disposal of the business, if
any. Please tell us, and revise future filings to disclose, whether any consideration was
received for the net assets of Water Scientific. If no consideration was received by the
company in connection with the disposal transaction, please explain why the company
was willing to dispose of these operations for no consideration.

Note 18 – Pro Forma Statement of Income, page 14

3. Based on the disclosures provided in Note 18 to your financial statements and your report
on Form 10-Q for the quarter ended June 30, 2010, it appears that you have excluded the
results of your discontinued operations from the statements of operations for the three
and six months ended June 30, 2010 included in your Report on Form 10-Q for the
quarter ended June 30, 2011. Please revise to include the results of operations for the
operations that were disposed of during 2010 as a separate line item entitled
"discontinued operations" in your statements of operations for the three and six months
ended June 30, 2010. Refer to the guidance outlined in ASC 205-20-45. Please note that
we do not believe there is any basis for excluding these results of operations from your
statement of operations for periods that precede the sale or disposal date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief